SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)1

Aviat Networks, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

05366Y201
(CUSIP Number)
Julian Singer, 2200 Fletcher Avenue, Suite 501, Fort Lee, NJ 07024, Tel: (201) 592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 28, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 8 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05366Y201	13D/A1	Page 2 of 8

1	NAME OF REPORTING PERSON
Julian Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,584
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,584
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.05%
14	TYPE OF REPORTING PERSON*
IN

CUSIP No.	05366Y201	13D/A1	Page 3 of 8

1	NAME OF REPORTING PERSON
JDS1, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,584[2]
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
2,584[3]
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,584
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.05%
14	TYPE OF REPORTING PERSON*
OO

2 Mr. Singer has sole voting power with respect to all shares held by JDS1.

3 Mr. Singer has sole dispositive power with respect to all shares held by JDS1.

CUSIP No.	05366Y201	13D/A1	Page 4 of 8

1	NAME OF REPORTING PERSON
David S. Oros

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2I ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%
14	TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D/A1

This constitutes Amendment No. 1 (the “Amendment No. 1”) to the statement on Schedule 13D filed on behalf of Julian Singer, dated and filed September 14, 2016 (as amended, the “Statement”), relating to the common stock (the “Shares” or the “Common Stock”) of Aviat Networks, Inc. (the “Company” or the “Issuer”). Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 4.	Purpose of the Transaction

Item 4 of the Statement is hereby amended to add the following:

The purpose of this Amendment No. 1 is to report that, since the filing of the Statement, a material change occurred in the percentage of the Shares beneficially owned by the Reporting Persons. This Amendment No. 1 is the final amendment to the Statement and constitutes an exit filing.

No Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with the completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Subject to the provisions of the Agreement, depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board of the Issuer, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with shareholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including seeking Board representation) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in transactions in options with respect to the Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 5,370,278 Shares outstanding as of August 15, 2018, as reported in the Issuer’s Annual Report on Form 10-K filed on August 28, 2018.

A. JDS1, LLC

(a)       As of the date hereof, JDS1 beneficially owns 2,584 shares of Common Stock, which shares are held directly by JDS1.

Percentage: Approximately 0.05%

(b) 1. Sole power to vote or direct vote: 2,5844

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 2,5845

4. Shared power to dispose or direct the disposition: 0

4 See FN 2.

5 See FN 3.

(c)       The following table details the transactions effected by JDS1in the last 60 days:

Date of Transaction	Number of Shares Sold	Price Per Share
August 29,2018	3,500	$17.6105
August 30,2018	120	$18.00
September 5, 2018	2,500	$18.0052
September 5, 2018	289,300	$18.00

B. Mr. Singer

(a)       As of the date hereof, Mr. Singer, as the managing member of JDS1, beneficially owns 2,584 shares of Common Stock held by JDS1.

Percentage: Approximately 0.05%

(b) 1. Sole power to vote or direct vote: 2,584

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 2,584

4. Shared power to dispose or direct the disposition: 0

(c)       The following table details the transactions effected by Mr. Singer in the last 60 days:

Date of Transaction	Number of Shares Sold	Price Per Share
August 29,2018	3,500	$17.6105
August 30,2018	120	$18.00
September 5, 2018	2,500	$18.0052
September 5, 2018	289,300	$18.00

C. Mr. Oros

(a)       As of the date hereof, Mr. Oros beneficially owns no shares of Common Stock.

Percentage: Approximately 0.0%

(b) 1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)       Not applicable.

As of the date hereof, the Reporting Persons collectively beneficially owned an aggregate of 2,584 Shares, constituting approximately 0.05% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares.

(d)       No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e)       Not applicable.

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2018

JDS1, LLC

By:	/s/ Julian Singer
Name: Julian Singer
Title: Managing Member

/s/ Julian Singer
Julian Singer

/s/ David S. Oros
David S. Oros